United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **March 31, 2006**



Hercules Incorporated
(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01   **Completion of Acquisition or Disposition of Assets.**

On March 31, 2006, Hercules Incorporated (the "Company") completed the sale of a 51% interest in FiberVisions Delaware Corporation (formerly FiberVisions L.L.C. or "FiberVisions" and, prior to the sale, a wholly-owned subsidiary) to SPG/FV Investor LLC ("SPG"), an affiliate of SPG Partners, LLC, a New York-based private equity firm. In connection with the transaction, FiberVisions issued long-term debt in the amount of $90.0 million and simultaneously completed a distribution of $82.0 million to the Company and its wholly-owned subsidiary, WSP Inc. ("WSP") in proportion to their ownership interests. Immediately thereafter, the Company received $27.0 million from SPG in exchange for its 51% interest. WSP will retain its 49% interest in FiberVisions. As previously announced, the contribution agreement ("Agreement") provides SPG with an option to purchase an additional 14% interest in FiberVisions from WSP for $7.4 million within one year. The Agreement also provides for the receipt of additional payments should FiberVisions meet certain defined performance measures in 2006 and/or 2007. Conversely, should performance fall below certain defined performance measures during either year, the Company will be required to provide additional contributions to FiberVisions with a maximum commitment of $4.5 million for 2006 and $1.2 million for 2007. The exposure for additional contributions is thereby limited to a maximum of $5.7 million.

The disposition of the Company's 51% interest in FiberVisions meets the threshold for filing pro forma financial statements under Item 2.01, Completion of Acquisition or Disposition of Assets. Those financial statements are provided in Item 9.01.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited condensed consolidated balance sheet as of December 31, 2005 and the unaudited condensed consolidated statement of operations for the year ended December 31, 2005, have been prepared to present the consolidated financial position and the consolidated results of operations of the Company as if the sale of the Company's 51% interest in FiberVisions had occurred on December 31, 2005 for the unaudited pro forma condensed consolidated balance sheet and on January 1, 2005 for the unaudited condensed consolidated statement of operations.

These statements are not indicative of the financial position or results of operations of the Company as of December 31, 2005 or for the year ended December 31, 2005, nor are they indicative of future results. In addition, these pro forma financial statements do not reflect changes that may occur as a result of activities subsequent to the disposition of the Company's 51% interest in FiberVisions.

For pro forma balance sheet presentation purposes, the receipt of the distribution from FiberVisions as well as the proceeds, net of transaction costs, from SPG in exchange for the Company's 51% interest have been reflected as a reduction of long-term debt attributable to the Company's 11.125% senior notes due 2007. For pro forma statement of operations purposes, interest expense has been decreased by the reduction of interest expense related to the Company's 11.125% senior notes due 2007.

Pro Forma Condensed Consolidated Balance Sheet
As of December 31, 2005
(Dollars in millions)

	As Reported		Pro Forma Adjustments		As Adjusted	
ASSETS						
Current assets						
Cash and cash equivalents	$	77.3	$	-	$	77.3
Accounts receivable, net		291.0		-		291.0
Inventories		185.0		-		185.0
FiberVisions assets held for sale		202.7		(202.7)	(a)	-
Other current assets		87.4		-		87.4
Total current assets		843.4		(202.7)		640.7
Property, plant and equipment, net		535.4		-		535.4
Goodwill and intangible assets, net		583.8		-		583.8
Deferred charges and other assets		606.2		26.0	(a)	632.2
Total assets	$	2,568.8	$	(176.7)	$	2,392.1
LIABILITIES AND STOCKHOLDERS' DEFICIT						
Current liabilities						
Accounts payable and accrued expenses	$	429.1	$	-	$	429.1
FiberVisions liabilities held for sale		66.6		(66.6)	(a)	-
Current debt obligations		16.7		-		16.7
Total current liabilities		512.4		(66.6)		445.8
Long-term debt		1,092.3		(107.2)	(b)	985.1
Pension liability		323.4		-		323.4
Deferred credits and other liabilities		665.4		-		665.4
Total liabilities		2,593.5		(173.8)		2,419.7
Total stockholders' deficit		(24.7)		(2.9)	(a)	(27.6)
Total liabilities and stockholders' deficit	$	2,568.8	$	(176.7)	$	2,392.1

Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2005
(Dollars in millions, except per share data)

	As Reported		Pro Forma Adjustments			As Adjusted	
Net sales	$	2,068.8	$	(282.7)	(c)	$	1,786.1
Cost of sales		1,406.3		(261.4)	(c)		1,144.9
Selling, general and administrative expenses		382.8		(13.4)	(c)		369.4
Research and development		40.9		(2.7)	(c)		38.2
Intangible asset amortization		8.0		(1.5)	(c)		6.5
Impairment of FiberVisions goodwill		52.9		(52.9)	(c)		-
Other operating expense		47.5		(5.4)	(c)		42.1
Profit from operations		130.4		54.6	(c)		185.0
Interest and debt expense		89.4		(12.3)	(c)(e)		77.1
Other expense, net		86.3		(0.4)	(c)		85.9
Loss before income taxes and equity loss		(45.3)		67.3	(c)(e)		22.0
Benefit for income taxes		(7.2)		2.7	(c)(e)		(4.5)
Loss before equity loss		(38.1)		64.6	(c)(e)		26.5
Equity loss of affiliated companies, net of tax		(0.5)		(27.3)	(c)(d)		(27.8)
Net loss from continuing operations	$	(38.6)	$	37.3	(c)(d)(e)	$	(1.3)
Earnings per share from continuing operations:							
Basic and diluted	$	(0.36)	$	0.34	(c)(d)(e)	$	(0.01)
Weighted average number of shares (millions)		108.7		-			108.7

Note: Pro forma adjustments

Pro forma adjustments giving effect to the disposition of the Company's 51% interest in FiberVisions in the unaudited financial statements are as follows:

(a) To reclassify assets and liabilities held for sale to an equity investment after adjusting for transaction-related cash flows as follows: (1) the receipt of distributions in the amount of $82.0 million prior to the sale transaction, (2) the receipt of $27.0 million in proceeds for Hercules' 51% interest in FiberVisions and (3) to pay cash transaction costs and expenses of $1.8 million.

(b) To apply the cash proceeds of $107.2 (net of $1.8 million in transaction costs and expenses) million against outstanding 11.125% senior notes due 2007.

(c) To reflect the elimination of FiberVisions results of operations excluding $12.0 million of corporate expense allocations which will remain as stranded costs subsequent to the transaction.

(d) To reflect the equity loss, net of income tax from the resulting 49% interest in FiberVisions.

(e) To reduce interest expense for the assumed pay down of the 11.125% senior notes due 2007, net of income taxes at the statutory rate of 35%.

Item 9.01 Financial Statements and Exhibits.

     (b) Pro forma financial information.
          (a) Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2005.
          (b) Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended
          December 31, 2005.

     (d) **Exhibits.**

       10.1 First Amendment to Contribution Agreement Dated March 31, 2006

       99.1 Press Release of Hercules Incorporated dated March 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

April 6, 2006

By: **HERCULES INCORPORATED**

/s/ Allen A. Spizzo

Allen A. Spizzo
Vice President and Chief Financial Officer

Exhibit 10.1

FIRST AMENDMENT TO CONTRIBUTION AGREEMENT

This First Amendment to the Contribution Agreement (this "Amendment") dated as of March 31, 2006, is entered into by and among Hercules Incorporated, a Delaware corporation ("Hercules"), WSP, Inc., a Delaware corporation ("WSP") and a wholly-owned subsidiary of Hercules, SPG/FV Investor LLC, a Delaware limited liability company ("SPG") and FiberVisions Delaware Corporation, a Delaware corporation (including any predecessor entity, the "Company").

RECITALS

WHEREAS, Hercules, WSP, SPG and the Company are parties to that certain Contribution Agreement dated as of January 31, 2006 (the "Contribution Agreement"). Unless otherwise defined herein or the context otherwise requires, terms used in this Amendment, including its preamble and recitals, shall have the meanings provided in the Contribution Agreement.

WHEREAS, the parties hereto have requested certain modifications to the Contribution Agreement to clarify the language and intent of the parties therein;

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. The Contribution Agreement is hereby amended as follows:

    (a)   Section 5.18(a) of the Contribution Agreement is hereby amended and restated to read in full as follows:

"(a) Before the Closing, the Company, Hercules and WSP shall cause all of the third party debt of the Company and its Subsidiaries and all Intercompany Balances among Hercules and its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and its Subsidiaries, on the other hand, to be paid in full or otherwise fully satisfied, except for the $250,000 payment due in the year 2020 in connection with the Lease Agreement between Athens-Clarke County Industrial Development Authority and Danaklon Americas, Inc. presently known as FiberVisions Products, Inc. dated December 1, 1996 (the "Athens Lease"). The Intercompany Balances among members of the FiberVisions Group shall continue through Closing in accordance with their respective terms, provided, however, that Hercules shall, and shall cause the Company, to settle before the Closing (i) approximately $7,200,000 of intercompany debt between FiberVisions Products Inc. and FiberVisions A/S, and (ii) approximately $2,900,000 of intercompany debt between FiberVisions GmbH and FiberVisions A/S."

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(b) Section 5.18(b) is hereby amended and restated to read in full as follows:

"(b) As of the Closing, the Company shall have cash (i) in the amount of $300,000 plus an amount equal to any tax refund received by the Company or Hercules or any Affiliate thereof in respect of 2005 losses at FiberVisions Products, Inc., (ii) in a restricted deposit account for letters of credit outstanding as of the Closing Date with respect to polymer purchases from Daelim in Korea,

(iii) in the amount of $700,000 for reimbursement of unused vacation, and (iv) in the amount of $85,336 in compensation for the Company retaining the obligation to make a $250,000 payment upon termination of the Athens Lease in the year 2020. As of the Closing, if the cash (except for cash related to subsection (ii) above) in the Company exceeds $1,085,336, SPG shall remit the amount over $1,085,336 to Hercules."

(c) The following new Section 5.26 is hereby added to the Contribution Agreement:

"5.26 FiberVisions AG. At Hercules' cost and expense, the parties shall reasonably cooperate with each other to effectuate the liquidation of FiberVisions AG as soon as possible after the Closing Date."

(d)   The following new Section 5.27 is hereby added to the Contribution Agreement:

 "5.27 Adjustment to Redemption Price Based on EBITDA Results. Hercules shall make the following payments to the Company in the event of an EBITDA
Shortfall (as defined below) upon the terms and conditions set forth herein.

        (a) Fiscal 2006 EBITDA Shortfall. Hercules shall, within five business days after the Company's determination of its Earnout EBITDA for each fiscal quarter in 2006 following the Closing as presented to the lenders pursuant to the Company's senior credit facilities, pay to the Company the positive difference, if any, between the amount of Earnout EBITDA projected for such quarter as set forth in the forecast attached hereto as Schedule 5.27 (the sum of such amounts, the "Projected 2006 EBITDA") minus the actual Earnout EBITDA for such quarter (any such positive amount, a "2006 EBITDA Shortfall"), subject to adjustment as set forth below; provided, however that Hercules shall not be obligated to pay the Company more than $4.5 million in respect of the aggregate amount of 2006 EBITDA Shortfalls (such amount, the "2006 EBITDA Shortfall Cap").

        (b) Fiscal 2007 EBITDA Shortfall. Hercules shall, within five business days after the Company's determination of its Earnout EBITDA for each fiscal quarter in 2007 as presented to the lenders pursuant to the Company's senior credit facilities, pay to the Company the positive difference, if any, between the amount of Earnout EBITDA projected for such quarter as set forth in the forecast attached hereto as Schedule 5.27 (the sum of such amounts, the "Projected 2007 EBITDA") minus the actual Earnout EBITDA for such

quarter (any such positive amount, a "2007 EBITDA Shortfall"; any 2006 EBITDA Shortfall and 2007 EBITDA Shortfall is referred to as an "EBITDA Shortfall"), subject to adjustment as set forth below; provided, however that Hercules shall not be obligated to pay the Company more than the sum of $1.2 million plus any portion of the 2006 EBITDA Shortfall Cap (not in excess of $2.25 million) not previously paid pursuant to clause (a) above in respect of the aggregate amount of 2007 EBITDA Shortfalls (such amount, the "2007 EBITDA Shortfall Cap"; each of the 2006 EBITDA Shortfall Cap and the 2007 EBITDA Shortfall Cap is referred to as an "EBITDA Shortfall Cap").

(c) Annual True-up. Within five business days following the Company's annual audit for 2006 or 2007, as the case may be, the Company shall deliver a statement to Hercules of its audited Earnout EBITDA for such fiscal year. In the event that the positive difference, if any, between the Projected 2006 EBITDA or Projected 2007 EBITDA, as the case may be, minus the audited Earnout EBITDA for such fiscal year (such difference, the "Annual True-up Amount") is less than the total EBITDA Shortfalls for such fiscal year, then the Company shall promptly pay to Hercules the difference between the payments made by Hercules pursuant to clauses (a) or (b) above, as the case may be, and such Annual True-up Amount; provided, that in no event shall the Company be obligated to pay Hercules an amount in excess of the amounts received pursuant to either clause (a) or clause (b), as the case may be, with respect to such fiscal year. In the event that the Annual True-up Amount is greater than the total EBITDA Shortfalls for such fiscal year, then Hercules shall promptly pay to the Company the difference between such Annual True-up Amount and the payments made by Hercules pursuant to clauses (a) or (b) above, as the case may be; provided, that Hercules shall not be obligated to pay more than the applicable EBITDA Shortfall Cap with respect to either fiscal year. The audited Earnout EBITDA shall be determined in accordance with Section 5.2(c)(ii) and any disputes regarding the computation of annual Earnout EBITDA shall be resolved in accordance with Section 5.2(c)(iii).

(d) General Provisions.

(i) Neither SPG nor Hercules shall be permitted to setoff any amount to which it may be entitled under this Agreement.

(ii) No payments made pursuant to this Section 5.27 shall be taken into account in determining Estimated Earnout EBITDA or Earnout EBITDA.

(iii) All payments made under this Section 5.27 shall be made by wire transfer of immediately available funds as directed by the receiving party.

(iv) For the avoidance of doubt, Hercules shall not be obligated to pay in any event or under any circumstances the Company more than $5.7 million pursuant to this Section 5.27.

Any payment in respect of an EBITDA Shortfall or annual true-up shall be treated as an adjustment to the Redemption Price for tax purposes, unless otherwise required by applicable law."

(e)   The following new subsection (x) is hereby added to Section 8.1(a) of the Contribution Agreement:

"(x) any and all liability for costs (e.g. attorneys' fees and filing fees) and Taxes related to the liquidation of FiberVisions AG."

(f)   Schedule 1.2 of the Contribution Agreement is hereby amended and replaced with Schedule 1.2 attached hereto.

(g)   Schedule 1.3 of the Contribution Agreement is hereby amended and replaced with Schedule 1.3 attached hereto.

(h)   Schedule 5.2 of the Contribution Agreement is hereby amended and replaced with Schedule 5.2 attached hereto.

(i)   The new Schedule 5.27 attached hereto is hereby added to the Contribution Agreement.

2. <u>Amendment to the Contribution Agreement</u>. All references to the Contribution Agreement in the Stockholders' Agreement, the Option Agreement, the Transition Services Agreement or any other document delivered in connection herewith (collectively, the "Transaction Documents") shall be deemed to refer to the Contribution Agreement as amended hereby.

3. <u>Ratification of the Contribution Agreement</u>. Notwithstanding anything to the contrary herein contained or any claims of the parties to the contrary, the parties agree that the Contribution Agreement is in full force and effect and shall remain in full force and effect, as further amended by this Amendment and each of the parties thereto, hereby ratifies and confirms its obligations thereunder.

4. <u>References; No Waiver</u>. All references in the Contribution Agreement to "this Agreement," "hereof," "hereto" and "hereunder" shall be deemed to be references to the Contribution Agreement as amended hereby, and all references in any of the Transaction Documents to the Contribution Agreement shall be deemed to be to the Contribution Agreement as amended hereby.

5. <u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

[SIGNATURES ARE ON THE FOLLOWING PAGE]

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

HERCULES INCORPORATED

By: _____

Name: _____

Title: _____

WSP, INC.

By: _____

Name: _____

Title: _____

SPG/FV INVESTOR LLC

By: _____

Name: _____

Title: _____

FIBERVISIONS DELAWARE CORPORATION

By: _____

Name: _____

Title: _____

Schedule 1.2

Permitted Encumbrances

1. See Item 1(ii) of Schedule 3.2.

2. Georgia Department of Transportation ("DOT") is in the process of purchasing approximately 0.741 acres as a right of way ("R/W") from the Company along Alcovy Road in connection with a road widening project. DOT is offering $121,455.00 as fair market value for the property and damages. At the same time, the City of Covington in the County of Newton, and the State of Georgia, (the "City") is seeking an easement to install a 24" water main on FiberVisions' property along Alcovy Road, part of which would be in the requested DOT R/W and would not be part of such R/W. The City and the DOT have not yet resolved between themselves whether their plans are incompatible. These items are pending. FiberVisions expects to complete the transaction with DOT and address the City after the City and the DOT have resolved any issues between them. Compensation from the City has not been determined yet.

3. See Schedule 3.20(j)- Open Relocation Cases

4. See Item 1 of Schedule 3.10(b).

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Schedule 1.3

Subsidiaries

1. FiberVisions Incorporated
2. FiberVisions A/S
3. Covington Holdings, Inc.
4. Athens Holdings, Inc.
5. FiberVisions Products, Inc.
6. FiberVisions GmbH
7. FiberVisions (China) A/S
8. FiberVisions (China) Textile Products Ltd.
9. FV Holdings, Inc.
10. FiberVisions, L.P.
11. ES FiberVisions, Inc.
12. ES FiberVisions Holdings ApS
13. ES FiberVisions LP
14. ES FiberVisions ApS
15. ES FiberVisions Hong Kong Ltd.
16. FiberVisions AG

Schedule 5.2

Earnout EBITDA

The Earnout EBITDA shall be calculated as follows for the 2006 and 2007 Preferential Distribution Payment:

Consolidated EBITDA*………….…   XXX

Adjustment for Incremental Standalone Costs
Add back actual Standalone Costs (see definition below) in excess
of $ 4,000,000 in 2006 and $ 4,000,000 x (1+CPI Inflation Rate) in
2007. (If actual Standalone Costs are less than above targets, no
adjustment will be made.)   XXX

Adjustment for Acquisitions
Deduct EBITDA amounts directly attributable to incremental
business obtained via business combination. EBITDA should
include as a deduction any one-time transaction or transition costs
related to the business combination.   XXX

                                                            _____
Earnout EBITDA $ XXX

* "Consolidated EBITDA" shall have the same meaning as the definition thereof in the Credit Agreement dated as of March 31, 2006 among the Company, SPG, FV Denmark, Credit Suisse, Cayman Islands Branch, as Administrative Agent and Collateral Agent, _____, as Syndication Agent, Societe Generale, as Documentation Agent, and Credit Suisse Securities (USA) LLC, as sole bookrunner and sole lead arranger, as it may be amended from time to time, with the following exceptions:

-The final two provisos of the definition of "Consolidated EBITDA" (regarding the Total Leverage Ratio and the deemed Consolidated EBITDA for the fiscal quarters ended September 30, 2006 and December 31, 2006) shall not be considered.

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<u>Definitions</u>

<u>Definition of Incremental Standalone Costs</u>
Incremental Standalone Costs are selling, general and administrative
and research and development expenses associated with an increase
in personnel or real capabilities over and above the personnel and
capabilities as reported in the S, G&A and R&D (lines 3 and 5) in
the Financial Statements ended September 30, 2005. Cost increases
attributable to inflation or ordinary business activities and not
associated with any expansion of personnel or capabilities should
not be included as Incremental Standalone Costs.

Incremental Standalone Costs contemplated for 2006 are shown below,
but are not limited to these costs or capabilities.

Transition Services obtained from Hercules Incorporated will be
included as Incremental Standalone Costs.

The threshold amount for Incremental Standalone Costs for 2006
will be $4,000,000. The threshold amount for Incremental Standalone
Costs for 2007 will be $4,000,000 adjusted by the 2006 full year CPI.

DMEAST #9492934 v2

Projected 2006 EBITDA ($ amounts in millions):

First Quarter - $4.9*

Second Quarter - $5.9

Third Quarter - $6.4

Fourth Quarter - $7.3

Full Year - $24.5

Projected 2007 EBITDA** ($ amount in millions):

First Quarter - $5.6

Second Quarter - $6.3

Third Quarter - $6.1

Fourth Quarter - $6.5

Full Year - $24.5

* The first quarter 2006 projected EBITDA is provided for purposes of determining the Annual True-up Amount only. No first quarter 2006 EBITDA Shortfall is to be considered.

** The parties acknowledge that the projections to lenders is $27.0 million and the parties have agreed to the projections above for the purpose of this Section 5.27 only.

Exhibit 99.1

Release Immediately
06-10-F

HERCULES COMPLETES SALE OF FIBERVISIONS

WILMINGTON, DE, MARCH 31, 2006 . . . Hercules Incorporated (NYSE: HPC) today announced the completed sale of its 51% interest in FiberVisions, L.L.C., ("FiberVisions"), a wholly-owned subsidiary of the Company, to Snow, Phipps & Guggenheim, L. P., an affiliate of SPG Partners, LLC ("SPG"), a New York-based private equity firm.

Hercules has received initial proceeds of $109 million which will be used to purchase its 11.125% Senior Notes.

# # #

About FiberVisions

FiberVisions is the leading global producer of specialty fibers for nonwoven fabrics and textile fibers used in consumer and industrial products. It also is the global leader in the marketing of bicomponent specialty fibers through ES FiberVisions, a joint venture with Chisso Corporation.

About Hercules Incorporated

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

About SPG Partners, LLC

SPG is a New York-based private equity firm seeking to acquire businesses in attractive industries where it can leverage the expertise of its exclusive Operating Partners, who are seasoned industry executives.

This news release includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, reflecting management's current analysis and expectations, based on what management believes to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on such factors as: ability to generate cash, ability to raise capital, ability to refinance, ability to execute productivity improvements and reduce costs, ability to execute and integrate acquisitions, ability to execute divestitures, business climate, business performance, economic and competitive uncertainties, higher manufacturing costs, reduced level of customer orders, changes in strategies, risks in developing new products and technologies, foreign exchange rates, adverse legal and regulatory developments. Accordingly, there can be no assurance that the Company will meet future results, performance or achievements expressed or implied by such forward-looking statements. As appropriate, additional factors are contained in other reports filed by the Company with the Securities and Exchange Commission. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the Company does not intend to update.

Hercules: Media Contact: John S. Riley   (302) 594-6025

                       Investor Contact: Stuart L. Fornoff (302) 594-7151

SPG Partners, LLC: Steven Bruce / Sam Hollander / Ann Taylor Reed

                         Abernathy MacGregor Group

                         (212) 371-5999